August 12, 2008

Mr. David P. Gardner
Chief Financial Officer
Home Properties, Inc.
850 Clinton Square
Rochester, New York 14604

Re: Home Properties, Inc.
        File No. 001-13136
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Definitive Proxy on Schedule 14A

Dear Mr. Gardner:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Kevin Woody
                                        Accounting Branch Chief